SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E–3

(RULE 13e–3–100)

TRANSACTION STATEMENT UNDER

Section 13(e) of the Securities Exchange Act of 1934

and Rule 13e–3 thereunder

RULE 13e–3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

OMNI ENERGY SERVICES CORP.

(Name of the Issuer)

OMNI Energy Services Corp.

Wellspring OMNI Holdings Corporation

Wellspring OMNI Acquisition Corporation

Wellspring Capital Partners IV, L.P.

Wellspring Capital Management LLC

WCM GenPar IV, L.P.

WCM GenPar IV GP, LLC

Edward E. Colson, III Trust

Brian J. Recatto

Dennis R. Sciotto Family Trust dated 12/19/94

Edward E. Colson, III

Dennis R. Sciotto

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68210T208

(CUSIP Number of Class of Securities)

Brian J. Recatto President and Chief Executive Officer OMNI Energy Services Corp. 4500 NE Evangeline Thruway Carencro, Louisiana 70520 (337) 896-6664

Wellspring OMNI Holdings Corporation

Wellspring OMNI Acquisition Corporation

Wellspring Capital Partners IV, L.P.

Wellspring Capital Management LLC

WCM GenPar IV, L.P.

WCM GenPar IV GP, LLC

Lever House

390 Park Avenue

New York, New York 10022

(212) 318-9800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

Copies to:

David F. Taylor Locke Lord Bissell & Liddell LLP 2800 JPMorgan Chase Tower 600 Travis Street Houston, Texas 77002 (713) 226-1200	Angelo Bonvino Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14–C or Rule 13e–3(c) under the Securities Exchange Act of 1934 (the “Act”).
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$71,851,859	$5,123.04

(1)	For purposes of calculating the filing fee only. Pursuant to the Agreement and Plan of Merger, dated as of June 3, 2010, among Wellspring OMNI Holdings Corporation (“Parent”), Wellspring OMNI Acquisition Corporation (“Acquisition”), and OMNI Energy Services Corporation (“Issuer”), Acquisition, a wholly owned subsidiary of Parent, will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation (the “Merger”). Following the consummation of the Merger, the Issuer will be a subsidiary of Parent. Under the terms of the Merger Agreement, each existing share of Common Stock of the Issuer, $0.01 par value per share (“Common Stock”), other than shares held by Parent or Acquisition or their subsidiaries, treasury shares, shares which will be “rolled over” into equity of Parent or a subsidiary thereof by certain of Issuer’s directors, and dissenting shares, will be converted into the right to receive $2.75 in cash, without interest (the “Merger Consideration”). All outstanding options for Common Stock will be converted into the right to receive the Merger Consideration less the exercise price of such options. All outstanding unvested restricted shares of the Common Stock will be cancelled and converted into the right to receive the Merger Consideration. In addition, each warrant to purchase shares of Common Stock will be cancelled and converted into the right to receive the Merger Consideration less the exercise price per share for each share issuable under the applicable warrant. The total Transaction Value was calculated based upon (a) an estimated aggregate cash payment of $69,782,740 based on the per share cash payment of $2.75 for outstanding shares (including restricted shares) of Common Stock of the Issuer and (b) an estimated aggregate cash payment of $2,069,119 to holders of outstanding options to purchase an aggregate of 2,426,608 shares of Common Stock with per share exercise prices of less than $2.75.

(2)	The filing fee, calculated in accordance with Regulation 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.00007130 multiplied by the total Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) under the Act and identify the filing with which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,123.04

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: OMNI Energy Services Corp.

Date Filed: August 27, 2010

Neither the Securities and Exchange Commission nor any state securities commission has: (i) approved or disapproved of the acquisition of the Issuer by Parent; (ii) passed on the merits or fairness of the acquisition; or (iii) passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 4 to Rule 13E–3 Transaction Statement on Schedule 13E–3, as amended through the date hereof, (as amended, this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “Commission”) jointly by the following persons: (1) OMNI Energy Services Corp., a Louisiana corporation (“Issuer”), (2) Wellspring OMNI Holdings Corporation, a Delaware corporation newly formed by Wellspring Capital Partners IV, L.P. solely for the purpose of effecting the merger that is the subject of the Rule 13e-3 transaction (“Parent”), (3) Wellspring OMNI Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Acquisition”), (4) Wellspring Capital Partners IV, L.P., a Delaware limited partnership (“Wellspring”), (5) Wellspring Capital Management LLC , a Delaware limited liability company and manager of Wellspring (“Wellspring Capital”), (6) WCM GenPar IV, L.P., a Delaware limited partnership and the general partner of Wellspring (“WCM LP”), (7) WCM GenPar IV GP, LLC, a Delaware limited liability company and the general partner of WCM LP, and (8) each of Brian J. Recatto, the President and Chief Executive Officer, and a director of Issuer, Edward E. Colson, III Trust (the “Colson Trust”) whose trustee is Edward E. Colson, III, a director of Issuer, and Dennis R. Sciotto Family Trust dated 12/19/94 (the “Sciotto Trust”) whose trustee is Dennis R. Sciotto, the Chairman of the Board of Directors of Issuer.

This Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Schedule 13E-3, all information in the Schedule 13E-3 remains unchanged.

Item 15.	Additional Information

Item 15(b) is hereby amended and supplemented by adding the following at the end thereof:

On October 26, 2010, at a special meeting of the shareholders of OMNI Energy Services Corp. (“OMNI”), OMNI shareholders voted to approve the Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Acquisition, dated as of June 3, 2010.

On October 27, 2010, OMNI filed Certificates of Merger with the Secretary of State of the State of Louisiana and with the Secretary of State of the State of Delaware, pursuant to which Acquisition merged with and into OMNI, with OMNI continuing as the surviving corporation (the “Merger”). As a result of the Merger, OMNI became a subsidiary of Parent. Under the terms of the Merger Agreement, each share of OMNI common stock, par value, $0.01 per share, outstanding at the effective time of the Merger (other than shares held by Parent or Acquisition or any other subsidiaries, treasury shares, certain shares beneficially held by Dennis Sciotto, Edward Colson and Brian Recatto (collectively, the “Rollover Participants”) that were exchanged for equity of Parent or a subsidiary of Parent, was canceled and converted into the right to receive $2.75 in cash, without interest. Also, at the effective time of the Merger, each outstanding option to acquire shares of common stock of OMNI, whether vested or unvested, was canceled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to the product of (x) the total number of shares of OMNI common stock subject to such option multiplied by (y) the excess, if any, of $2.75 over the exercise price per share of such option. Further, at the effective time of the Merger, each outstanding unvested restricted share of common stock of OMNI was canceled and converted into the right to receive $2.75 per share.

Effective immediately prior to completion of the Merger, the Rollover Participants exchanged a portion of their shares of OMNI common stock and OMNI preferred stock for equity of Parent and its Subsidiaries, representing approximately 16.6% of the outstanding voting equity interest of Parent and its Subsidiaries.

As a result of the Merger, OMNI’s common stock ceased to trade on the NASDAQ Stock Market (“NASDAQ”) as of the close of trading on October 27, 2010, and NASDAQ has filed an application of Form 25 with the Commission to report that OMNI’s common stock is no longer listed on NASDAQ. OMNI expects to file a Certification and Notice of Termination of Registration on Form 15 with the Commission in order to deregister its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend OMNI’s reporting obligations under Section 13(a) and 15(d) of the Exchange Act.

Item 16.	Exhibits

Exhibit Number	Description

(a)(1)	Not applicable

(a)(2)(i)	Form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)(2)(ii)	Form of Letter to Shareholders filed with the Commission together with the Proxy Statement.

(a)(2)(iii)	Copy of Notice to Shareholders filed with the Commission together with the Proxy Statement.

(a)(3)	Definitive Proxy Statement for the special meeting of the shareholders of OMNI Energy Services Corp. incorporated by reference the Schedule 14A filed with the Commission on September 23, 2010.

(a)(4)	Not applicable

(a)(5)(i)	Press release issued by OMNI Energy Services Corp., dated June 4, 2010 incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed with the Commission on June 4, 2010.

(a)(5)(ii)	Email to Employees, dated June 4, 2010, incorporated herein by reference to the Soliciting Material filed pursuant to Rule 14a-12 with the Commission on June 4, 2010.

(a)(5)(iii)	Limited Guaranty, dated June 3, 2010, by Wellspring Capital Partners IV, L.P. in favor of OMNI Energy Services Corp. incorporated by reference to Appendix B of the Proxy Statement, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(b)(i)	Equity Commitment Letter, dated June 3, 2010, between Wellspring Capital Partners IV, L.P. and Wellspring OMNI Holdings Corporation, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(b)(ii)	Debt Commitment Letter, dated June 3, 2010, between Ableco, L.L.C. and Wellspring OMNI Acquisition Corporation, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(c)(i)	Opinion of GulfStar Group I, Ltd. dated June 2, 2010, incorporated herein by reference to Appendix C of the Proxy Statement, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(c)(ii)	Presentation Materials dated June 2, 2010, provided to the Special Committee by GulfStar Group I, Ltd., incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(c)(iii)	Presentation Materials dated June 2, 2010, provided to the Special Committee by Stephens Inc., incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(c)(iv)	Presentation Materials provided to the Company’s Board of Directors by Stephens Inc., incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(v)	Presentation Materials provided to the Company’s Board of Directors by Stephens Inc., incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(vi)	Presentation Materials, dated March 8, 2010, provided to the Company’s Board of Directors by Stephens Inc., incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(vii)	Presentation Materials, dated March 22, 2010, provided to the Company’s Board of Directors by Stephens Inc., incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(viii)	Presentation Materials, dated May 24, 2010, provided to the Special Committee by Stephens Inc., incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(ix)	Presentation Materials, dated May 4, 2010, provided to the Special Committee by Stephens Inc., incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(d)(i)	Agreement and Plan of Merger, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Wellspring OMNI Acquisition Corporation and OMNI Energy Services Corp. incorporated herein by reference to Appendix A to of the Proxy Statement.

(d)(ii)	Rollover Agreement, dated as of June 3, 2010, by and among Brian J. Recatto, the Dennis R. Sciotto Family Trust Dated 12/19/94, the Edward E. Colson, III Trust and Wellspring OMNI Holdings Corporation, incorporated herein by reference to Appendix D of the Proxy Statement.

(d)(iii)	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Edward E. Colson, III and the Edward E. Colson, III Trust, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(iv)	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Dennis R. Sciotto and the Dennis R. Sciotto Family Trust Dated 12/19/94, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(v)	Voting Agreement, dated as of June 3, 2010, entered into by Brian J. Recatto, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(vi)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and Andy Dufrene, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(d)(vii)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and John Harris, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(d)(viii)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and Brian Recatto, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(d)(ix)	Amended and Restated Employment Agreement, dated June 30, 2010, between OMNI Energy Services Corp. and Lawrence Shaw, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(e)	Not applicable

(f)	Section 12:131 of the Louisiana Business Corporation Law, incorporated herein by reference to Appendix F of the Proxy Statement.

(g)	Not applicable

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 27, 2010

OMNI ENERGY SERVICES CORP.

By:	/s/ BRIAN J. RECATTO
Name:	Brian J. Recatto
Title:	President and Chief Executive Officer

WELLSPRING OMNI HOLDINGS CORPORATION

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	President

WELLSPRING OMNI ACQUISITION CORPORATION

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	President

WELLSPRING CAPITAL PARTNERS IV, L.P.

By:	WCM GenPar IV, L.P., General Partner

By:	WCM GenPar IV GP, LLC, its General Partner

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	Authorized Person

WELLSPRING CAPITAL MANAGEMENT LLC

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	Authorized Person

WCM GENPAR IV, L.P.

By:	WCM GenPar IV GP, LLC, its General Partner

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	Authorized Person

WCM GENPAR IV GP, LLC

By:	/S/ WILLIAM F. DAWSON, JR.
Name:	William F. Dawson, Jr.
Title:	Authorized Person

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 27, 2010

THE EDWARD E. COLSON, III TRUST

By:	/s/ EDWARD E. COLSON, III
Name:	Edward E. Colson, III
Title:	Trustee

DENNIS R. SCIOTTO FAMILY TRUST DATED 12/19/94

By:	/s/ DENNIS R. SCIOTTO
Name:	Dennis R. Sciotto
Title:	Trustee

BRIAN J. RECATTO

By:	/s/ BRIAN J. RECATTO

EDWARD E. COLSON, III

By:	/s/ EDWARD E. COLSON, III

DENNIS R. SCIOTTO

By:	/s/ DENNIS R. SCIOTTO

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Not applicable

(a)(2)(i)	Form of Proxy Card filed with the Commission together with the Proxy Statement.

(a)(2)(ii)	Form of Letter to Shareholders filed with the Commission together with the Proxy Statement.

(a)(2)(iii)	Copy of Notice to Shareholders filed with the Commission together with the Proxy Statement.

(a)(3)	Definitive Proxy Statement for the special meeting of the shareholders of OMNI Energy Services Corp. incorporated by reference the Schedule 14A filed with the Commission on September 23, 2010.

(a)(4)	Not applicable

(a)(5)(i)	Press release issued by OMNI Energy Services Corp., dated June 4, 2010 incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K as filed with the Commission on June 4, 2010.

(a)(5)(ii)	Email to Employees, dated June 4, 2010, incorporated herein by reference to the Soliciting Material filed pursuant to Rule 14a-12 with the Commission on June 4, 2010.

(a)(5)(iii)	Limited Guaranty, dated June 3, 2010, by Wellspring Capital Partners IV, L.P. in favor of OMNI Energy Services Corp. incorporated by reference to Appendix B of the Proxy Statement, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(b)(i)	Equity Commitment Letter, dated June 3, 2010, between Wellspring Capital Partners IV, L.P. and Wellspring OMNI Holdings Corporation, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(b)(ii)	Debt Commitment Letter, dated June 3, 2010, between Ableco, L.L.C. and Wellspring OMNI Acquisition Corporation, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(c)(i)	Opinion of GulfStar Group I, Ltd. dated June 2, 2010, incorporated herein by reference to Appendix C of the Proxy Statement, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(c)(ii)	Presentation Materials dated June 2, 2010, provided to the Special Committee by GulfStar Group I, Ltd, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(c)(iii)	Presentation Materials dated June 2, 2010, provided to the Special Committee by Stephens Inc, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(c)(iv)	Presentation Materials provided to the Company’s Board of Directors by Stephens Inc, incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(v)	Presentation Materials provided to the Company’s Board of Directors by Stephens Inc, incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(vi)	Presentation Materials, dated March 8, 2010, provided to the Company’s Board of Directors by Stephens Inc, incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(vii)	Presentation Materials, dated March 22, 2010, provided to the Company’s Board of Directors by Stephens Inc, incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(viii)	Presentation Materials, dated May 24, 2010, provided to the Special Committee by Stephens Inc, incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(c)(ix)	Presentation Materials, dated May 4, 2010, provided to the Special Committee by Stephens Inc, incorporated by reference to the Amendment No. 1 to Transaction Statement on Schedule 13E-3 filed with the Commission on August 27, 2010.

(d)(i)	Agreement and Plan of Merger, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Wellspring OMNI Acquisition Corporation and OMNI Energy Services Corp. incorporated herein by reference to Appendix A to of the Proxy Statement.

(d)(ii)	Rollover Agreement, dated as of June 3, 2010, by and among Brian J. Recatto, the Dennis R. Sciotto Family Trust Dated 12/19/94, the Edward E. Colson, III Trust and Wellspring OMNI Holdings Corporation, incorporated herein by reference to Appendix D of the Proxy Statement.

(d)(iii)	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Edward E. Colson, III and the Edward E. Colson, III Trust, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(iv)	Voting Agreement, dated as of June 3, 2010, by and among Wellspring OMNI Holdings Corporation, Dennis R. Sciotto and the Dennis R. Sciotto Family Trust Dated 12/19/94, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(v)	Voting Agreement, dated as of June 3, 2010, entered into by Brian J. Recatto, incorporated herein by reference to Appendix E of the Proxy Statement.

(d)(vi)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and Andy Dufrene, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(d)(vii)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and John Harris, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(d)(viii)	Amended and Restated Employment Agreement, dated June 3, 2010, between OMNI Energy Services Corp. and Brian Recatto, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(d)(ix)	Amended and Restated Employment Agreement, dated June 30, 2010, between OMNI Energy Services Corp. and Lawrence Shaw, incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Commission on July 1, 2010.

(e)	Not applicable

(f)	Section 12:131 of the Louisiana Business Corporation Law, incorporated herein by reference to Appendix F of the Proxy Statement.

(g)	Not applicable

(h)	Not applicable